Exhibit 99.82

DeFi Technologies Subsidiary Valour Inc. Provides Monthly Corporate Update: C$497 Million in Assets Under Management and Net Inflows Into ETPs

●	Robust AUM and Net Inflows: DeFi Technologies Inc.’s subsidiary, Valour Inc., continues to see robust net inflows, maintaining a strong assets under management (“AUM”) of C$497 Million as of January 31, 2024, signifying growing investor confidence in digital assets.

●	Exceptional Market Activity and Growth: Valour recorded an average daily turnover of approximately C$7.1 million in January 2024, nearly matching the total turnover from the first four months of 2023, and saw a substantial inflow of approximately C$3.6 million into its Bitcoin ETP, indicating a significant market engagement and growth trajectory.

Toronto, Canada, February 5, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, continues to see robust net inflows, maintaining a strong assets under management AUM of C$497 Million as of January 31, 2024.

Valour’s steadfast AUM, amounting to C$497 Million, indicates ongoing net inflows and rising investor confidence in digital assets. The AUM’s slight fluctuation from the previous month mirrors the typical volatility in the digital asset markets. Valour’s success in sustaining significant AUM levels underscores the enduring demand for its ETPs.

January 2024 showcased exceptional market activity for Valour, with an average daily turnover reaching approximately C$7.1 million. This turnover nearly matches the total turnover from January to April 2023, highlighting a significant growth trajectory and engagement in the market. Additionally, January 2024 saw a substantial inflow of approximately C$3.6 million into Valour’s Bitcoin ETP alone. Valour’s all-time net sales also climbed to C$532.9 million from C$521.9 million in December, further illustrating the strong alignment of Valour’s ETPs with current investment trends and the dynamic digital asset environment.

“We continue to be encouraged by Valour’s achievements, particularly the maintenance of our AUM. This, combined with the significant net inflows into our ETPs and average increased daily turnovers over the last several months, underscores our innovative approach in the digital asset sector and the growing investor confidence in these assets,” said Olivier Roussy Newton, CEO of DeFi Technologies.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; listing of future ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech